Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-258942
Prospectus Supplement No. 3
(To Prospectus dated September 8, 2021)
Doma Holdings, Inc.
UP TO 17,333,333 SHARES OF COMMON STOCK ISSUABLE UPON
THE EXERCISE OF WARRANTS
UP TO 299,494,800 SHARES OF COMMON STOCK
UP TO 5,833,333 WARRANTS
This prospectus supplement updates, amends and supplements the prospectus dated September 8, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258942). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 17,333,333 shares of common stock that are issuable upon the exercise of the warrants consisting of (i) up to 11,500,000 shares of common stock that are issuable upon the exercise of the public warrants and (ii) up to 5,833,333 shares of common stock that are issuable upon the exercise of the private placement warrants and (2) the offer and sale, from time to time, by the Selling Securityholders identified in the Prospectus, or their permitted transferees, of (a) up to 299,494,800 shares of common stock, consisting of (i) up to 30,000,000 PIPE shares; (ii) up to 235,346,689 of Old Doma stockholder shares; (iii) up to 5,302,659 Sponsor shares; (iv) up to 5,833,333 shares of common stock issuable upon the exercise of the private placement warrants; (v) up to 1,024,912 shares of exchanged restricted common stock; (vi) up to 7,637,876 shares of common stock reserved for issuance upon the exercise of options; (vii) up to 13,023,667 Earnout Shares; and (viii) up to 1,325,664 Sponsor Covered Shares and (b) up to 5,833,333 private placement warrants.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Please keep this prospectus supplement with your Prospectus for future reference.
We are a “smaller reporting company” and “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced reporting requirements.
Doma Holdings, Inc.’s common stock and warrants are quoted on the New York Stock Exchange under the symbols “DOMA” and “DOMA.WS,” respectively. On February 16, 2022, the closing prices of our common stock and warrants were $3.38 and $0.63, respectively.
INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 12 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 17, 2022
_________________________

On February 17, 2022, Doma Holdings, Inc. (“Doma”) released its quarterly financial results and key operating data for the three months and full year ended December 31, 2021,(1) including the following information. Please see “Non-GAAP Financial Measures” below for important information.
Non-GAAP Financial Measures
Some of the financial information and data contained herein, such as retained premiums and fees, adjusted gross profit and adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Retained premiums and fees is defined as revenue less premiums retained by third-party agents. Adjusted gross profit is defined as gross profit, plus depreciation and amortization. Adjusted EBITDA is defined as net loss before interest expense, income taxes, depreciation and amortization, stock-based compensation, COVID-related severance costs and change in fair value of warrant and sponsor covered shares liabilities. Doma believes that the use of retained premiums and fees, adjusted gross profit and adjusted EBITDA provides additional tools to assess operational performance and trends in, and in comparing Doma's financial measures with, other similar companies, many of which present similar non-GAAP financial measures to investors. Doma’s non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial measures determined in accordance with GAAP. Because of the limitations of non-GAAP financial measures, you should consider the non-GAAP financial measures presented herein in conjunction with Doma’s financial statements and the related notes thereto. Please refer to the non-GAAP reconciliations herein for a reconciliation of these non-GAAP financial measures to the most comparable financial measure prepared in accordance with GAAP.
Forward-Looking Statements Legend
This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The absence of these words does not mean that a statement is not forward-looking. Such statements are based on the beliefs of, as well as assumptions made by information currently available to Doma management. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market ("TAM"), market share and competition. These statements are based on various assumptions, whether or not identified herein, and on the current expectation of Doma’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma.
These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors described in the "Risk Factors" section of the documents filed by Doma from time to time with the SEC.
If any of these risks materialize or Doma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Doma does not presently know or that Doma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s expectations,
(1) Doma completed its business combination with Capitol Investment Corp. V ("Capitol") on July 28, 2021. The financial results and key operating data included herein include operating results of Doma prior to completion of the business combination and operating results of the combined company subsequent to completion of the business combination.

plans or forecasts of future events and views as of the date of this release. Doma anticipates that subsequent events and developments will cause Doma’s assessments to change. However, while Doma may elect to update these forward-looking statements at some point in the future, Doma specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s assessment as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Key Operating and Financial Indicators

	Three Months Ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands, except for open and closed order numbers)
Key operating data:
Opened orders	43,247	35,712	178,689	136,873
Closed orders	37,042	27,363	136,428	92,389

GAAP financial data:
Revenue (1)	$137,679	$117,510	$558,043	$409,814
Gross profit (2)	$22,031	$24,412	$103,261	$85,830
Net loss	$(43,729)	$(8,563)	$(113,056)	$(35,103)
Non-GAAP financial data (3):
Retained premiums and fees	$66,349	$53,499	$259,598	$189,671
Adjusted gross profit	$24,646	$26,991	$113,582	$91,645
Ratio of adjusted gross profit to retained premiums and fees	37%	50%	44%	48%
Adjusted EBITDA	$(36,303)	$(3,060)	$(71,592)	$(18,986)

_________________
n.m. = not meaningful
(1)Revenue is comprised of (i) net premiums written, (ii) escrow, other title-related fees and other, and (iii) investment, dividend and other income. Net loss is made up of the components of revenue and expenses.
(2)Gross profit, calculated in accordance with GAAP, is calculated as total revenue, minus premiums retained by third-party agents, direct labor expense (including mainly personnel expense for certain employees involved in the direct fulfillment of policies) and direct non-labor expense (including mainly title examination expense, provision for claims, and depreciation and amortization). In our consolidated income statements, depreciation and amortization is recorded under the “other operating expenses” caption.
(3)Retained premiums and fees, adjusted gross profit and adjusted EBITDA are non-GAAP financial measures.

Non-GAAP Financial Measures
Retained premiums and fees
The following table reconciles our retained premiums and fees to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Revenue	$137,679	$117,510	$558,043	$409,814
Minus:
Premiums retained by third-party agents	71,330	64,011	298,445	220,143
Retained premiums and fees	$66,349	$53,499	$259,598	$189,671
Minus:
Direct labor	26,787	17,050	89,616	62,154
Provision for claims	4,594	5,272	21,335	15,337
Depreciation and amortization	2,615	2,579	10,321	5,815
Other direct costs (1)	10,322	4,186	35,065	20,535
Gross Profit	$22,031	$24,412	$103,261	$85,830
__________________
(1)Includes title examination expense, office supplies, and premium and other taxes.

Adjusted gross profit
The following table reconciles our adjusted gross profit to our gross profit, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Gross Profit	$22,031	$24,412	$103,261	$85,830
Adjusted for:
Depreciation and amortization	2,615	2,579	10,321	5,815
Adjusted Gross Profit	$24,646	$26,991	$113,582	$91,645
Adjusted EBITDA
The following table reconciles our adjusted EBITDA to our net loss, the most closely comparable GAAP financial measure, for the periods indicated:

	Three Months Ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Net loss (GAAP)	$(43,729)	$(8,563)	$(113,056)	$(35,103)
Adjusted for:
Depreciation and amortization	2,615	2,579	10,321	5,815
Interest expense	4,519	1,151	16,861	5,579
Income taxes	421	223	927	843
EBITDA	$(36,174)	$(4,610)	$(84,947)	$(22,866)
Adjusted for:
Stock-based compensation	11,040	1,550	20,046	2,495
COVID-related severance costs	—	—	—	1,385
Change in fair value of Warrant and Sponsor Covered shares liabilities	(11,169)	—	(6,691)	—
Adjusted EBITDA	$(36,303)	$(3,060)	$(71,592)	$(18,986)

The following table reconciles our adjusted gross profit to our adjusted EBITDA, for the periods indicated:

	Three Months Ended December 31,		Year ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Adjusted Gross Profit	$24,646	$26,991	$113,582	$91,645
Minus:
Customer acquisition costs	18,251	9,252	55,208	34,482
Other indirect costs (1)	42,698	20,799	129,966	76,149
Adjusted EBITDA	$(36,303)	$(3,060)	$(71,592)	$(18,986)
__________________
(1)Includes corporate support, research and development, and other operating costs.

Doma Holdings, Inc.
Consolidated Statements of Operations

	Year ended December 31
(In thousands, except share and per share information)	2021	2020	2019
Revenues:
Net premiums written (1)	$475,352	$345,608	$292,707
Escrow, other title-related fees and other	79,585	61,275	62,017
Investment, dividend and other income	3,106	2,931	3,361
Total revenues	$558,043	$409,814	$358,085

Expenses:
Premiums retained by Third-Party Agents (2)	$298,445	$220,143	$178,265
Title examination expense	22,137	16,204	14,383
Provision for claims	21,335	15,337	12,285
Personnel costs	238,134	143,526	130,876
Other operating expenses	79,951	43,285	39,744
Total operating expenses	$660,002	$438,495	$375,553

Loss from operations	$(101,959)	$(28,681)	$(17,468)

Other (expense) income:
Change in fair value of Warrant and Sponsor Covered Shares liabilities	6,691	—	—
Interest expense	(16,861)	(5,579)	(9,282)
Loss before income taxes	$(112,129)	$(34,260)	$(26,750)

Income tax expense	(927)	(843)	(387)
Net loss	$(113,056)	$(35,103)	$(27,137)

Earnings per share:
Net loss per share attributable to stockholders - basic and diluted	$(0.64)	$(0.56)	$(0.45)
Weighted average shares outstanding common stock - basic and diluted	177,150,914	62,458,039	60,314,163
__________________
(1)Net premiums written includes revenues from a related party of $114.2 million, $88.6 million, and $73.1 million for the years ended December 31, 2021, 2020, and 2019, respectively.
(2)Premiums retained by Third-Party Agents includes expenses associated with a related party of $92.5 million, $71.2 million, and $59.9 million during the years ended December 31, 2021, 2020, and 2019, respectively.

Doma Holdings, Inc.
Consolidated Balance Sheets

	December 31
(In thousands, except share information)	2021	2020
Assets
Cash and cash equivalents	$379,702	$111,893
Restricted cash	4,126	129
Investments:
Fixed maturities
Held-to-maturity debt securities, at amortized cost	67,164	65,406
Available-for-sale debt securities, at fair value (amortized cost $7,139 in 2020)	—	8,057
Equity securities, at fair value (cost $2,000 in 2020)	—	2,119
Mortgage loans	2,022	2,980
Other invested assets	325	—
Total investments	$69,511	$78,562
Receivables (net of provision for doubtful accounts of $1,082 and $492 at December 31, 2021 and 2020, respectively)	15,498	15,244
Prepaid expenses, deposits and other assets	15,692	7,365
Fixed assets (net of accumulated depreciation of $19,543 and $13,813 at December 31, 2021 and 2020, respectively)	45,953	21,661
Title plants	13,952	14,008
Goodwill	111,487	111,487
Trade names (net of accumulated amortization of $3,187 at December 31, 2020)	—	2,684
Total assets	$655,921	$363,033

Liabilities and stockholders’ equity
Accounts payable	$6,930	$6,626
Accrued expenses and other liabilities	54,149	33,044
Senior secured credit agreement, net of debt issuance costs and original issue discount	141,769	—
Loan from a related party	—	65,532
Liability for loss and loss adjustment expenses	80,267	69,800
Warrant liabilities	16,467	—
Sponsor Covered Shares liability	5,415	—
Total liabilities	$304,997	$175,002

Stockholders’ equity:
Series A preferred stock, 0.0001 par value; 0 shares authorized at December 31, 2021; 0 and 43,737,586 shares issued and outstanding as of December 31, 2021 and 2020, respectively	$—	$1
Series A-1 preferred stock, 0.0001 par value; 0 shares authorized at December 31, 2021; 0 and 48,913,906 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	1
Series A-2 preferred stock, 0.0001 par value; 0 shares authorized at December 31, 2021; 0 and 14,003,187 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Series B preferred stock, 0.0001 par value; 0 shares authorized at December 31, 2021; 0 and 15,838,828 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Series C preferred stock, 0.0001 par value; 0 shares authorized at December 31, 2021; 0 and 60,665,631 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	1
Common stock, 0.0001 par value; 2,000,000,000 shares authorized at December 31, 2021; 323,347,806 and 62,832,307 shares issued and outstanding as of December 31, 2021 and 2020, respectively	33	1
Additional paid-in capital	543,070	266,464
Accumulated deficit	(192,179)	(79,123)
Accumulated other comprehensive income	—	686
Total stockholders’ equity	$350,924	$188,031
Total liabilities and stockholders’ equity	$655,921	$363,033

Quarterly Results of Operations and Other Data
The following tables set forth our selected unaudited quarterly consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements, and reflect, in the opinion of management, all adjustments, which consist only of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements.
Consolidated Statements of Operations

	Three months ended
(In thousands)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Revenues:
Net premiums written	$56,817	$86,334	$103,587	$98,870	$107,992	$109,271	$141,491	$116,598
Escrow, other title-related fees and other	13,174	13,382	16,742	17,977	18,575	20,065	20,452	20,493
Investment, dividend and other income	818	707	743	663	1,229	650	639	588
Total revenues	$70,809	$100,423	$121,072	$117,510	$127,796	$129,986	$162,582	$137,679

Expenses:
Premiums retained by Third-Party Agents	$33,102	$56,006	$67,024	$64,011	$70,338	$65,181	$91,596	$71,330
Title examination expense	3,865	3,322	4,624	4,393	4,853	5,500	5,289	6,495
Provision for claims	1,783	3,040	5,242	5,272	3,249	6,807	6,685	4,594
Personnel costs	35,718	32,737	36,197	38,874	43,464	53,954	62,410	78,306
Other operating expenses	10,640	10,286	10,210	12,149	14,165	17,181	21,693	26,912
Total operating expenses	$85,108	$105,391	$123,297	$124,699	$136,069	$148,623	$187,673	$187,637

Loss from operations	$(14,299)	$(4,968)	$(2,225)	$(7,189)	$(8,273)	$(18,637)	$(25,091)	$(49,958)

Other income (expense):
Change in fair value of warrant and Sponsor Covered Shares liabilities	—	—	—	—	—	—	(4,478)	11,169
Interest expense	(2,112)	(1,123)	(1,193)	(1,151)	(3,360)	(4,451)	(4,531)	(4,519)
Loss before income taxes	$(16,411)	$(6,091)	$(3,418)	$(8,340)	$(11,633)	$(23,088)	$(34,100)	$(43,308)

Income tax expense	(175)	(241)	(204)	(223)	(125)	(211)	(170)	(421)
Net loss	(16,586)	(6,332)	(3,622)	(8,563)	(11,758)	(23,299)	(34,270)	(43,729)

Reconciliation of GAAP to Non-GAAP Measures
The following tables present our reconciliation of GAAP measures to non-GAAP measures for the historical periods indicated.
Retained premiums and fees

	Three Months Ended
(In thousands)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Revenue	$70,809	$100,423	$121,072	$117,510	$127,796	$129,986	$162,582	$137,679
Minus:
Premiums retained by Third-Party Agents	33,102	56,006	67,024	64,011	70,338	65,181	91,596	71,330
Retained premiums and fees	$37,707	$44,417	$54,048	$53,499	$57,458	$64,805	$70,986	$66,349
Minus:
Direct labor	16,314	13,898	14,892	17,050	17,979	20,902	23,948	26,787
Provision for claims	1,783	3,040	5,242	5,272	3,249	6,807	6,685	4,594
Depreciation and amortization	1,116	899	1,221	2,579	2,707	3,021	1,978	2,615
Other direct costs(1)	5,137	4,898	6,314	4,186	7,109	7,561	10,073	10,322
Gross Profit	$13,357	$21,682	$26,379	$24,412	$26,414	$26,514	$28,302	$22,031
__________________
(1)Includes title examination expense, office supplies, and premium and other taxes.
Adjusted gross profit

	Three Months Ended
(in thousands)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Gross Profit	$13,357	$21,682	$26,379	$24,412	$26,414	$26,514	$28,302	$22,031
Adjusted for:
Depreciation and amortization	1,116	899	1,221	2,579	2,707	3,021	1,978	2,615
Adjusted Gross Profit	$14,473	$22,581	$27,600	$26,991	$29,121	$29,535	$30,280	$24,646
Adjusted EBITDA

	Three Months Ended
(in thousands)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Net loss (GAAP)	$(16,586)	$(6,332)	$(3,622)	$(8,563)	$(11,758)	$(23,299)	$(34,270)	$(43,729)
Adjusted for:
Depreciation and amortization	1,116	899	1,221	2,579	2,707	3,021	1,978	2,615
Interest expense	2,112	1,123	1,193	1,151	3,360	4,451	4,531	4,519
Income taxes	175	241	204	223	125	211	170	421
EBITDA	$(13,183)	$(4,069)	$(1,004)	$(4,610)	$(5,566)	$(15,616)	$(27,591)	$(36,174)
Adjusted for:
Stock-based compensation	308	282	355	1,550	2,289	3,713	3,004	11,040
COVID-related severance costs	—	1,385	—	—	—	—	—	—
Change in fair value of warrant and Sponsor Covered Shares liabilities	—	—	—	—	—	—	4,478	(11,169)
Adjusted EBITDA	$(12,875)	$(2,402)	$(649)	$(3,060)	$(3,277)	$(11,903)	$(20,109)	$(36,303)